January 2011 Pricing Sheet dated January 26, 2011 relating to Preliminary Pricing Supplement No. 638 dated January 12, 2011 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Non-Callable Contingent Coupon Notes Based on the Performance of the Russell 2000® Index due January 30, 2026
PRICING TERMS – JANUARY 26, 2011
Issuer:	Morgan Stanley
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$6,402,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	January 26, 2011
Original issue date:	January 31, 2011 (3 business days after the pricing date)
Maturity date:	January 30, 2026
Interest rate:
Year 1: 8.00% per annum
Years 2 through 15: A contingent coupon of 8.00% per annum is paid monthly only if the closing value of the underlying index is at or above the barrier level on the related observation date.
If on any observation date, the closing value of the underlying index is less than the barrier level, we will pay no coupon for the applicable interest period.  It is possible that the underlying index could remain below the barrier level for extended periods of time or even throughout the period from the second year following the original issue date until maturity so that you will receive no contingent monthly coupons.

Barrier level:	625
Interest payment dates:
February 28, 2011 and thereafter the 30th day of each month or in the case of February, the last calendar day of such month; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Observation dates:
The fourth business day preceding each interest payment date, beginning with the February 28, 2012 interest payment date, subject to postponement for non-index business days and certain market disruption events

Payment at maturity:	At maturity, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any.
CUSIP:	617482QQ0
ISIN:	US617482QQ00
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per note	$1,000	$35	$965
Total	$6,402,000	$224,070	$6,177,930
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell. For additional information, see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by Russell Investments, and Russell Investments makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 638 dated January 12, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.